SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D
                              (Rule 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              RULE 13d-2(a)

                            (Amendment No. 1)1

                         Greg Manning Auctions, Inc.
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                                 (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
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                          (Title of Class of Securities)

                                    563823103
                   -----------------------------------
                                  (CUSIP Number)

                               Michael A. Varet, Esq.
                               Piper & Marbury L.L.P.
                            1251 Avenue of the Americas
                           New York, New York 10020-1104
                                   (212) 835-6250

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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 September 15, 1999
                --------------------------------------------
              (Date of Event Which Requires Filing of This Statement)

           If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box |_|.

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

--------
1          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  699004107                13D                   Page 2 of 5
Pages

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Leon H. Liebman
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |_|
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3   SEC USE ONLY
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4   SOURCE OF FUNDS*

    N/A
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(d) or 2(e)

                                                                  |_|
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF       983,720

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY       N/A
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON        983,720
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                 N/A
             --------------------------------------------------------------
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     983,720
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

                                                                   |_|
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.4
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14   TYPE OF REPORTING PERSON

     IN
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                   *SEE INSTRUCTIONS BEFORE FILLING OUT

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      This amends the  Statement on Schedule 13D dated  October 29, 1998
(the "Statement), previously filed with the Securities and Exchange Commission by the Reporting Person with respect to his beneficial ownership of the common stock ($.01 par value) of Greg Manning Auctions, Inc.


Item 1.    Security and Issuer.

      This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Greg Manning Auctions, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 775 Passaic Avenue, West Caldwell, New Jersey 07006.


Item 2.    Identity and Background.

      No change in response.


Item 3.    Source and Amount of Funds or Other Consideration.

      No change in response.


Item 4.    Purpose of the Transaction.

      No change in response.


Item 5.    Interest in Securities of the Issuer.

      (a) The Reporting Person has beneficial ownership of 983,720 shares of Common Stock, constituting approximately 14.4% of the 6,827,245 issued and outstanding shares of Common Stock as of August 27, 1999, based upon the number of securities outstanding as contained in the Issuer's Proxy Statement dated September 15, 1999.

      (b)  No change in response.

      (c) Within the past sixty days, the following transactions in the Common Stock were effected by the Reporting Person:

           (i) On August 2, 1999, the Reporting Person sold 5,000 shares of Common Stock in a market transaction executed on NASDAQ at a price of $18 1/16 per share for aggregate proceeds of $89,839.48.

      (d)  No change in response.

      (e)  No change in response.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      The Reporting Person understands that the Issuer has been advised by The Nasdaq Stock Market, Inc. that, under Nasdaq's shareholder governance rules to which the Issuer is subject because the Common Stock is listed on the Nasdaq SmallCap Market, shareholder approval was required for the issuance on October 29, 1998 by the Issuer of 200,000 shares of Common Stock to the Reporting Person in the private placement transaction disclosed in Item 6 of the Statement and an additional 200,000 shares of Common Stock to each of Afinsa Bienes Tangibles S.A. ("Afinsa") and Greg Manning ("Manning") in the same private placement.

      The Issuer has called a Special Meeting of Shareholders, to be held on October 7, 1999, to approve and ratify the issuance and sale of such shares of Common Stock. In connection with the forthcoming shareholders' meeting, the Reporting Person, Afinsa and Manning each deposited 200,000 shares of Common Stock in escrow pending the outcome of the shareholders' meeting pursuant to an Escrow Agreement dated September 15, 1999 among the Reporting Person, Afinsa, Manning, the Issuer and Kramer Levin Naftalis & Frankel LLP as Escrow Agent. While all such 600,000 shares of Common Stock are in escrow, the Reporting
Person, Afinsa and Manning are not permitted to vote (at the forthcoming shareholders' meeting or otherwise), sell, pledge, assign or otherwise transfer the shares. If the shareholders approve and ratify the 1998 issuance of the shares, the 600,000 shares of Common Stock (including the 200,000 shares owned by the Reporting Person) will be released from escrow and returned to their owners. If the shareholders do not approve the proposal, the Issuer will cancel the 600,000 shares held in escrow and, pursuant to an additional agreement dated September 15, 1999 among the Reporting Person, Afinsa, Manning and the Issuer, will issue to each of the Reporting Person, Afinsa and Manning 200,000 shares of non-voting preferred stock of the Issuer convertible into Common Stock on a share for share basis only upon subsequent shareholder approval and ratification of the issuance and sale of the 600,000 shares in the 1998 private placement. See the Issuer's Proxy Statement dated September 15, 1999, filed with the SEC on September 16, 1999, which Proxy Statement is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

           Exhibit                        Description

           7.1                 Escrow Agreement dated September
                               15, 1999, among the Reporting
                               Person, Afinsa, Manning, the Issuer
                               and Kramer Levin Naftalis & Frankel
                               LLP as Escrow Agent.

                               SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   September 23, 1999
                                /s/
                                Leon H. Liebman by Michael A. Varet
                                As Attorney-in-Fact

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